UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. __)

Columbia Financial, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

197641103

(CUSIP Number)

Thomas J. Kemly

President, Chief Executive Officer and Director

Columbia Bank MHC

19-01 Route 208 North

Fair Lawn, New Jersey 07410

(800) 522-4167

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 19, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

(Page 1 of 7 Pages)

CUSIP No. 197641103	13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS Columbia Bank MHC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 62,580,155
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 62,580,155
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,580,155
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 54.0%
14	TYPE OF REPORTING PERSON HC, CO

CUSIP No. 197641103	13D	Page 3 of 7 Pages

Item 1.	Security and Issuer.

This Schedule 13D relates to the shares of common stock, par value $0.01 per share, of Columbia Financial, Inc. (the “Issuer”), a Delaware corporation. The principal executive office of the Issuer is located at 19-01 Route 208 North, Fair Lawn, New Jersey 07410.

Item 2.	Identity and Background.

This Schedule 13D is being filed by Columbia Bank MHC (the “MHC”), a federally chartered mutual holding company organized under the laws of the United States. The MHC’s principal business is to hold a majority of the Issuer’s shares of common stock. The principal office of the MHC is located at 19-01 Route 208 North, Fair Lawn, New Jersey 07410. During the past five years, the MHC has not been convicted in a criminal proceeding nor has the MHC been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Pursuant to General Instruction C of Schedule 13D attached as Schedule I hereto and incorporated herein by reference is a list containing certain information with respect to each director and executive officer of the MHC (the “Insiders”). To the MHC’s knowledge, each Insider is a United States citizen, and no Insider has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has any Insider been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The MHC is the federally chartered mutual holding company of the Issuer and was organized in 1997 in connection with Columbia Bank’s reorganization into the mutual holding company structure. The 62,580,155 shares of Issuer common stock were acquired by the MHC from the Issuer other than by purchase. The shares were acquired from the Issuer in connection with the minority public offering of the Issuer, effective April 19, 2018. On April 19, 2018, the Insiders also purchased shares of common stock from the Issuer. All purchases by Insiders were from personal funds.

Item 4.	Purpose of Transaction.

The primary purposes of the offering are to (i) support future lending and operational growth, including branching activities and potential acquisitions of other financial institutions or financial services companies; (ii) compete more effectively with commercial banks and other financial institutions for new business opportunities; (iii) attract and retain qualified personnel through the establishment of stock-based benefit plans; (iv) enhance our ability to access the capital markets when needed; (v) redeem our outstanding trust preferred securities; (vi) increase our ability to render services to the communities we serve; and (vii) support our local communities through a stock contribution to our charitable foundation.

CUSIP No. 197641103	13D	Page 4 of 7 Pages

The stock offering will also enable the employees and officers of the Bank to obtain an equity ownership interest in the Bank. Because the Issuer only sold a minority of the common stock to the public, the Bank’s ability to remain an independent federally chartered savings bank and to provide community-oriented financial services will be preserved.

Although the MHC and the Insiders intend to exercise their rights as stockholders, neither the MHC nor any Insider currently has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

In the future, the MHC and/or the Insiders may determine to purchase additional shares of the Issuer’s common stock (or other securities of the Issuer) or to sell shares of the Issuer’s common stock. Any such determination will depend on a number of factors, including market prices, the Issuer’s prospects and alternative investments.

Item 5.	Interest in Securities of the Issuer.

(a) - (b) The MHC beneficially owns (with sole voting and dispositive power) 62,580,155 shares of the Issuer’s common stock or 54.0% of the outstanding shares. The following table provides information about the shares of common stock that may be considered to be owned by each Insider as of April 19, 2018. A person may be considered to own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investment power. Unless otherwise indicated, each of the named individuals has sole voting and investment power with respect to the shares shown.

CUSIP No. 197641103	13D	Page 5 of 7 Pages

Name	Total Number of Shares Owned		Percent of Common Stock Outstanding

E. Thomas Allen, Jr.	55,000		*
Frank Czerwinski	55,000	(1)	*
Dennis E. Gibney	55,000	(2)	*
Raymond G. Hallock	55,000		*
Noel R. Holland	55,000		*
Geri M. Kelly	55,000		*
Thomas J. Kemly	55,000	(3)	*
John Klimowich	15,874		*
Mark S. Krukar	32,800		*
Henry Kuiken	55,000		*
Michael Massood, Jr.	10,819		*
Brian W. Murphy	31,100	(4)	*
Elizabeth E. Randall	24,942	(5)	*
John R. Salvetti	-		*
Robert Van Dyk	55,000	(6)	*

* Represents less than 1%. There were 115,889,175, shares of common stock issued and outstanding as of April 19, 2018.

(1)	Includes 10,000 shares held jointly with Mr. Czerwinski’s spouse and 10,000 shares held by the Beverly A. Czerwinski Revocable Trust.
(2)	Includes 35,000 shares held jointly with Mr. Gibney’s spouse and 10,000 shares held by Mr. Gibney’s daughter.
(3)	Includes 24,380 shares held by Mr. Kemly’s children and 5,933 shares held by Mr. Kemly’s spouse.
(4)	Includes 1,000 shares held jointly with Mr. Murphy’s spouse and 100 shares held by Mr. Murphy’s daughter.
(5)	Includes 135 shares held jointly with Beverly Karch.
(6)	Includes 5,000 shares held jointly with Mr. Van Dyk’s spouse.

(c) Other than the acquisition of such shares by the MHC and the Insiders on April 19, 2018, neither the MHC nor any Insider has effected any transaction relating to the Issuer’s common stock within the past 60 days.

(d) No person other than the MHC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities owned by the MHC as described in Item 5(a)-(b) above.

(e) Not applicable.

CUSIP No. 197641103	13D	Page 6 of 7 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As of the date of this Schedule, neither the MHC nor any of the Insiders is a party to any contract, arrangement, understanding or relationship (legal or otherwise) among themselves or with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

None.

[Signature Page Follows]

CUSIP No. 197641103	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COLUMBIA BANK MHC

Date: April 19, 2018	By:	/s/ Thomas J. Kemly
Thomas J. Kemly
President, Chief Executive Officer and
Director

Schedule I

Directors and Executive Officers of Columbia Bank MHC

The name, business address and present principal occupation of each director, executive officer and controlling person of Columbia Bank MHC are set forth below.

Name	Business Address	Principal Occupation

Thomas J. Kemly	19-01 Route 208 North Fair Lawn, New Jersey 07410	President, Chief Executive Officer and Director of Columbia Bank, Columbia Financial, Inc. and Columbia Bank MHC.

E. Thomas Allen, Jr.	19-01 Route 208 North Fair Lawn, New Jersey 07410	Senior Executive Vice President and Chief Operating Officer of Columbia Bank, Columbia Financial, Inc. and Columbia Bank MHC.

Dennis E. Gibney	19-01 Route 208 North Fair Lawn, New Jersey 07410	Executive Vice President and Chief Financial Officer of Columbia Bank, Columbia Financial, Inc. and Columbia Bank MHC.

Geri M. Kelly	19-01 Route 208 North Fair Lawn, New Jersey 07410	Executive Vice President and Human Resources Officer Director of Columbia Bank, Columbia Financial, Inc. and Columbia Bank MHC.

John Klimowich	19-01 Route 208 North Fair Lawn, New Jersey 07410	Executive Vice President and Chief Risk Officer of Columbia Bank, Columbia Financial, Inc. and Columbia Bank MHC.

Mark S. Krukar	19-01 Route 208 North Fair Lawn, New Jersey 07410	Executive Vice President and Chief Lending Officer of Columbia Bank, Columbia Financial, Inc. and Columbia Bank MHC.

Brian W. Murphy	19-01 Route 208 North Fair Lawn, New Jersey 07410	Executive Vice President and Operations Officer of Columbia Bank, Columbia Financial, Inc. and Columbia Bank MHC.

Noel R. Holland	19-01 Route 208 North Fair Lawn, New Jersey 07410	Chairman of the Board of Columbia Bank, Columbia Financial, Inc. and Columbia Bank MHC; retired.

Frank Czerwinski	19-01 Route 208 North Fair Lawn, New Jersey 07410	Director of Columbia Bank, Columbia Financial, Inc. and Columbia Bank MHC; retired.

Raymond G. Hallock	19-01 Route 208 North Fair Lawn, New Jersey 07410	Director of Columbia Bank, Columbia Financial, Inc. and Columbia Bank MHC; retired.

Henry Kuiken	19-01 Route 208 North Fair Lawn, New Jersey 07410	Director of Columbia Bank, Columbia Financial, Inc. and Columbia Bank MHC; Executive Vice President for Kuiken Bros. Co.

Michael Massood, Jr.	19-01 Route 208 North Fair Lawn, New Jersey 07410	Director of Columbia Bank, Columbia Financial, Inc. and Columbia Bank MHC; President of Massood & Company, P.A., CPAs.

Elizabeth E. Randall	19-01 Route 208 North Fair Lawn, New Jersey 07410	Director of Columbia Bank, Columbia Financial, Inc. and Columbia Bank MHC; Commissioner of the Bergen County Improvement Authority; a member of the audit committee of the New Jersey Municipal Excess Liability Fund and a member of the Board of Directors of the Bergen County YWCA.

John R. Salvetti	19-01 Route 208 North Fair Lawn, New Jersey 07410	Director of Columbia Bank, Columbia Financial, Inc. and Columbia Bank MHC; Principal in the accounting and consulting firm of S.R. Snodgrass, P.C.

Robert Van Dyk	19-01 Route 208 North Fair Lawn, New Jersey 07410	Director of Columbia Bank, Columbia Financial, Inc. and Columbia Bank MHC; President and Chief Executive Officer of Van Dyk Health Care.

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